April 16, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter dated February 17, 2012 regarding

Del Frisco’s Restaurant Group, LLC’s Registration Statement

on Form S-1 Filed January 24, 2012 (File No. 333-179141)

Dear Ms. Nguyen:

Del Frisco’s Restaurant Group, LLC (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-179141) filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2012 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today and have included with this letter a marked copy of Amendment No. 1.

General

1.	We note that you are a wholly-owned subsidiary. Please tell us whether you are offering the resale shares pursuant to Securities Act Rule 415(a)(1)(i).

In response to the Staff’s comment, we advise the Staff that the resale shares are not being offered pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, we have not checked the first box on the cover of the Registration Statement.

2.	In this regard, please also provide us an analysis as to why your selling shareholder should not be considered a statutory underwriter.

We note the Staff’s comment and, in response thereto, respectfully submit that, based on the analysis set forth below, the selling stockholder is not, and should not be considered, an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The Division of Corporation Finance’s guidance in Securities Act Rules Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.” Further, guidance in Securities Act Rules Compliance and Disclosure Interpretation 612.09 provides that the following factors should be considered when evaluating the facts and circumstances of whether a selling stockholder is acting as an underwriter selling on behalf of an issuer:

(i)	how long the selling stockholder has held the shares;

(ii)	the circumstances under which it received them;

(iii)	its relationship to the issuer;

(iv)	the amount of shares involved;

(v)	whether the seller is in the business of underwriting securities; and

(vi)	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Applying the Staff’s guidance, the Company believes that the sale of shares by the selling stockholder does not constitute an indirect primary offering of the Company’s shares and the selling stockholder is therefore not an underwriter.

The selling stockholder acquired its equity in the Company in December 2006 in connection with the acquisition by Lone Star Fund V (U.S.), L.P. (“Lone Star Fund”) of Lone Star Steakhouse & Saloon, Inc. (“LSSI”), which owned the Del Frisco’s and Sullivan’s brands (the “Acquisition”). Accordingly, the selling stockholder has held its equity interest in the Company for more than five years, which is inconsistent with the practice of an underwriter. In addition, the selling stockholder acquired its equity in the Company in connection with the Acquisition for investment purposes and not with a view towards distribution. Following the Acquisition, all of the Company’s equity has been held by the selling stockholder, which has accepted the market risk of its investment continuously for five years and, unlike an underwriter, had no intent to distribute the equity at the time of the Acquisition.

Lone Star Fund, through the selling stockholder, acquired its equity interest in the Company as a long-term investment with the goal of working together with the Company to increase the value of the Company over an extended period of time and not with a view towards a near-term offering of the Company’s equity. Following the initial public offering, it is expected that the selling stockholder will own at least a majority of the Company’s outstanding shares, if not a substantial majority, subject to restrictions on transfer following the offering as more fully described beginning on page 108 of Amendment No. 1 under the caption “Shares Eligible for Future Sale.” Neither Lone Star Fund nor the selling stockholder is in the business of underwriting securities. Lone Star Fund is a global growth equity firm with approximately $33.4 billion in capital under management, and the selling stockholder was formed solely for the purposes of acquiring the Company in the Acquisition and holding the investment for Lone Star Fund.

As noted above, neither Lone Star Fund nor the selling stockholder has acted or is acting as a conduit for the Company in the distribution of any securities, and they have borne the full risk of loss of the investment in the Company for more than five years. In addition, neither Lone Star Fund nor the selling stockholder is in the business of underwriting securities and a syndicate of major investment banks has been engaged to act as underwriters for the offering. Based on the totality of the circumstances described above, the Company respectfully submits to the Staff that the selling stockholder is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the registration and sale of the shares covered by the Registration Statement.

3.	We note on page 16 that a restaurant in Louisville, Kentucky has the right to use, and uses, the Del Frisco’s name and you license the use of the Del Frisco’s name to one restaurant in Orlando, Florida. In appropriate places in the prospectus, please revise to explain the type of agreement you have with the Louisville, Kentucky location. Please disclose the extent to which the Orlando, Florida location has exclusive rights for its geographic area. Additionally, please revise to address how these restaurants contribute to your revenues, any obligations you have to these restaurants, the term of any agreements, and whether these restaurants bear the risk of increased commodity and labor costs. Also advise us whether you plan on licensing your name to other third parties in other geographical areas in the future.

In response to the Staff’s comment, we have revised the relevant disclosure on pages 24 and 69 of Amendment No. 1 as requested to clarify and further detail our arrangements with the unaffiliated third parties that operate restaurants in Louisville, Kentucky and Orlando, Florida. Specifically, we have revised the text to, among other things, disclose the general terms of the relationships, the type of arrangement we have with the operator of the Louisville, Kentucky restaurant, the extent of the exclusivity of the license granted to the operator of the Orlando, Florida restaurant, how these restaurants have contributed to our revenues, and that we do not have any obligations to either third-party with respect to the arrangements, other than certain non-compete and non-disparagement covenants. We have also clarified that each third party is responsible for all costs associated with running its respective restaurant, including the risk of increased commodity and labor costs. We have no current intention to license our name to other third-parties in other geographic areas, but we may consider any options available to us in the future if an opportunity is brought to our attention that we consider beneficial.

4.	We note you plan to open new restaurants. Please revise in appropriate places in the Business, Risk Factors, and Management’s Discussion and Analysis sections to disclose the anticipated completion dates for planned new restaurants, costs incurred to date, and budgeted costs. Additionally discuss real estate costs including whether you are leasing, building, or purchasing the property. Please address any saturation risks as appropriate.

In response to the Staff’s comment, we have revised the relevant disclosure on pages 13, 43 and 66 of Amendment No. 1 as requested to disclose our expected new restaurant openings in 2012, each of which will be leased, and to disclose our targeted cash investment for each concept.

With respect to the Staff’s request that we disclose the anticipated completion dates for new restaurants, we respectfully submit that we generally do not target a specific month for the opening of new restaurants. Specifically, because of the need to comply with applicable zoning, land use and other regulations, including obtaining the necessary permits, approvals and licenses for operating restaurants, the need to hire and train skilled management and other staff and the need to address any unanticipated problems that arise in the design and build out process, we generally focus only on the fiscal year and at times, as the opening nears, the expected season. We also respectfully note that we have not disclosed the costs incurred to date with these four locations because we have disclosed our targeted cash investment for each concept and, provided the costs related to a new restaurant do not materially deviate from our expectations, we do not consider any minor differences in the costs incurred with respect to an individual location to be material to our company as a whole.

We note the Staff’s comment regarding market saturation and, in response thereto, respectfully submit that three of our four planned openings for 2012 are in new markets. While we currently operate three Sullivan’s in the greater Chicago metropolitan area, based on our results at those three locations and our internal assessment of the market based on our existing locations, we believe the Chicago area can sustain a Del Frisco’s location without any material risk of over-saturating the market.

5.

We note references to “highly attentive” serving process, “sophisticated” decors, “distinctive appeal” and “broad appeal” on page 1, “distinctive service,” “exceptional menu,” “premium offerings,” “sophisticated and energetic setting,” “premium full-service, fine dining experience,” “vibrant neighborhood steakhouse,” “lively bar,” “premier positioning,” and “upscale” entrees on page 2, “prime locations,” “efficient” operations, “industry-leading operating margins,” “outstanding guest service,” “premium,” “distinct,” “unique,” “attractive,” “marquee,” “popular,” “highly complementary to upscale national retailers and attract a desirable guest base,” and “energetic,” on page 3, “innovative,” “a bold, flavorful menu offering,” “modern and comfortable decor,” “Unmatched Social Experience and Guest Service,” “sophisticated,” “welcoming,” “highly-trained, courteous and professional,” “bolder, more flavorful seasonings,” “ensuring quick and efficient service,” “proven” teams, “extensive” experience, “highly” experienced, “professional attitude,”

“commitment to operational excellence,” and “distinctive” guest experience, on page 4, and “ensure unsurpassed quality” and “highly tenured” on page 70 and similar statements elsewhere. Marketing language that cannot be objectively substantiated should be removed. Please revise. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

In response to the Staff’s comment, we have revised the noted and comparable disclosure in the Registration Statement as requested to remove, define or substantiate marketing language, as applicable, as well as to clarify statements of belief and the basis therefor. With respect to the statements regarding “industry-leading operating margins” and our “established growth pipeline,” we have supplementally provided you with evidence in support thereof.

6.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

In response to the Staff’s comment, we have included our artwork in Amendment No. 1 and have provided you supplementally with mock-ups of the artwork, including any accompanying captions. We acknowledge that the Staff may have comments thereon.

7.	We note that you have relied on various third party sources for certain data such as National Restaurant Association. Please provide us with copies of all of the materials you cite or relied upon in the registration statement.

In response to the Staff’s comment, we have provided you supplementally with annotated copies of the third-party materials cited or relied upon in the Registration Statement with a specific reference to the applicable disclosure in Amendment No. 1.

Registration Statement Cover Page Explanatory Note

8.	Please tell us when Del Frisco’s Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco’s Restaurant Group, Inc. and whether this will occur prior to effectiveness.

In response to the Staff’s comment, we advise the Staff that Del Frisco’s Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco’s Restaurant Group, Inc. following the effectiveness of the Registration Statement, but immediately prior to the closing of the offering. We have revised the Explanatory Note to clarify the timing of the conversion.

Prospectus Cover Page

9.	Please disclose how the over-allotment shares will be allocated between the company and the selling shareholder.

In response to the Staff’s comment, we advise the Staff that, as of the time of the filing of Amendment No. 1, we have not determined how the over-allotment shares will be allocated between the Company and the selling stockholder. We will disclose the intended allocation of these shares in the appropriate locations in a subsequent amendment to the Registration Statement before commencement of the roadshow for the offering once the determination has been made.

Prospectus Summary, page 1

10.	We note the extensive use of non-GAAP financial measures in this section, such as adjusted EBITDA margin. Please revise throughout to provide more balanced disclosure including the most directly comparable GAAP measures or remove it from the summary section.

In response to the Staff’s comment, we have revised the references to non-GAAP financial measures in the Prospectus Summary and throughout Amendment No. 1 as requested to include a reference to the most directly comparable GAAP measures.

11.	Please revise page 1 to define “high-volume” and disclose what you mean that customers can access “easily.” Disclose your definition of “affluent” residential areas. Please also provide a price range for “price-approachable” entrees.

In response to the Staff’s comment, in Amendment No. 1 we have deleted the references to “high-volume” and that customers can access our restaurants “easily.” We also revised the reference to “price-approachable” on page 2 of Amendment No. 1 to “relatively less expensive” in describing a subset of entrées offered at the Grille. We believe investors will understand the use of “relatively less expensive” because we provide the necessary context in our disclosure. The phrase is used to describe certain Grille entrées as compared to those offered at our Del Frisco’s restaurants. With respect to our use of “affluent” in describing the residential areas that may be close to a Sullivan’s or Grille restaurant, we believe investors will understand the meaning as currently presented. We believe “affluent” has a commonly understood meaning and it is clear from the context of our disclosure that “affluent residential areas” refers to wealthier neighborhoods with a relatively high average income. In addition, we believe our disclosure in “Business—Site Selection and Development” beginning on page 64 in Amendment No. 1 regarding our site selection criteria provides additional clarity by specifically describing the average household income we look for in a surrounding area in selecting sites for future restaurants.

Our Company, page 1

12.	Please refrain from referring to your customers as “guests.” We note that “customers” denotes persons who pay for goods or services.

We note the Staff’s comment and, in response thereto, respectfully submit that we disclose on page 1 of the Registration Statement that, as is common in the restaurant and hospitality industries, we refer to our customers as “guests.” In addition, we note that many companies in our industry also refer to their customers as guests in their public filings, including Ruth’s Hospitality Group, Inc., Morton’s Restaurant Group, Inc. and Bravo Brio Restaurant Group, Inc. Therefore, provided we continue to clearly disclose that we refer to our customers as guests, we do not believe that our use of the term creates any confusion with investors regarding whether or not these individuals pay for our goods or services.

13.	Please revise the first sentence as your disclosure suggests that you operate concepts, rather than restaurants.

In response to the Staff’s comment, we have revised the first sentence on page 1 of Amendment No. 1 to delete the word “concepts” as requested.

14.	Please revise the second paragraph under “Our Company” to show GAAP measures and non-GAAP measures matching the periods shown in your financial statements. In doing so, please state revenues and net income as of your last fiscal year end and as of your most recent interim period. Also revise page 43 accordingly.

In response to the Staff’s comment, we have revised the noted disclosure on pages 1 and 60 of Amendment No. 1 as requested to show the GAAP and non-GAAP measures for periods that match the periods shown in our financial statements, including our revenues and net income as of the end of fiscal 2011. We will also include this information in future filings for any interim period included in the financial statements in such filings.

15.	Please substantiate the basis for your stated belief that “[y]our New York Del Frisco’s location is the highest grossing restaurant in the steakhouse industry.”

In response to the Staff’s comment, we advise the Staff that we base our belief regarding the status of our New York Del Frisco’s location as the highest grossing restaurant in the steakhouse industry on a number of factors. The 2010 Restaurant & Institutions (“R&I”) list of the Top 100 highest grossing individual restaurants, a copy of which has been provided to you supplementally in connection with this response, indicates that in 2009, with sales of approximately $25 million and an average guest check of $84.50, Smith & Wollensky’s New York location was the fourth highest grossing restaurant in the United States and the highest grossing restaurant in the steakhouse industry. In 2009, total sales at our New York Del Frisco’s location were $30.5 million in 2009 and the average guest check was $108.66. The 2010 R&I list is the most recent available and excludes chains with more than five restaurants, including Del Frisco’s and some of our main competitors. Nevertheless, based on management’s knowledge of the industry, we do not believe there was or is another steakhouse chain with a location with sales that exceed those of Smith & Wollensky in 2009 or now. Total sales at our New York Del Frisco’s location were $33.9 million in 2010 and the average guest check was $111.21. Therefore, Smith & Wollensky’s would have needed to achieve an increase of over 35% in sales and average guest check from the prior year to exceed our results for 2010. However, based on the 2011 and 2012 Technomic Top 500 Chain Restaurant Reports, copies of which have been provided to you supplementally in connection with this response, Smith & Wollensky’s U.S. revenues decreased from $108 million in 2009 to $96 million in 2011, a decrease of approximately 11%. Based on these factors, the Company believes that its statement of belief is reasonable and supportable.

Our Business Strengths, page 3

16.	Refer to the second-to-last sentence of the first paragraph on page 5. We note that you “appeal to landlords with prime locations by offering high-volume, complementary concepts adaptable to a variety of areas and venues.” Please revise to state as a belief of management as the statement may not be verified. Also revise the Business section accordingly.

In response to the Staff’s comment, we have revised the referenced disclosure as requested to state that it is our belief.

Premium and Distinct Concepts with Complementary Market Positions, page 3

17.	Please revise to explain what the term “premium dining concepts” means and describe how you have differentiated yourself from your fine dining competitors. Alternatively, remove the term “premium” to describe your brands.

We note the Staff’s comment and, in response thereto respectfully submit that we believe the phrase “premium dining concepts” as used in the Registration Statement is clear to investors. The Registration Statement discloses the average check for each of our three concepts in several locations, including on page 1 of Amendment No. 1. We believe disclosing average checks of approximately $100, $59 and $45 to $55 at Del Frisco’s, Sullivan’s and the Grille, respectively, position our restaurants as upscale, fine or premium dining options. Further, the restaurant industry is typically segmented into several broad categories: quick-service restaurants, or QSRs, casual restaurants and those high-end restaurants that are not QSRs or casual restaurants. We believe that each of our restaurants is clearly known to the general public as belonging to the third group.

However, in response to the Staff’s comment, we have revised our disclosure on page 2 of Amendment No. 1 to more clearly differentiate our restaurants from our competitors.

High Quality Menu Offerings with an Unmatched Social Experience, page 4

18.	We note that you “differentiate [y]ourselves from [y]our competitors by offering high quality cuisine across all menu items, with an emphasis on aged beef, fresh seafood and locally sourced ingredients.” Please revise throughout to remove such statements as it appears that the filing does not substantiate how those attributes differentiates you from your competitors. Also revise the Business section accordingly.

In response to the Staff’s comment, we have revised the referenced language on pages 4 and 62 of Amendment No. 1 and other comparable references in the Registration Statement regarding differentiating ourselves from our competitors as requested.

Our Growth Strategy, page 4

19.	Please delete reference to your “proven track record.”

In response to the Staff’s comment, we have deleted the referenced language as requested.

Our Equity Sponsor, page 5

20.	Please provide a separately captioned section discussing conflicts of interest arising from your relationship with Lone Star Fund, an affiliate of your principal shareholder, such as the fact that representatives of Lone Star Fund and its affiliates and investment funds serving as your directors or officers will have no duty to refrain from engaging in businesses that conflict with yours, and will have no duty to communicate opportunities to you as discussed on pages 27 and 28. Additionally, please state here that you guarantee leases for affiliates of Lone Star Fund as noted on page 21.

We note the Staff’s comment, and, in response thereto, respectfully submit that we do not believe the matters noted in the Staff’s comment are appropriately addressed in the Summary as a separately captioned section. Item 503(a) of Regulation S-K provides that the Summary “should not contain, and is not required to contain, all of the detailed information in the prospectus.” The Summary is intended to help investors “where the length or complexity of the prospectus makes a summary useful.” While we acknowledge the points noted in the Staff’s comment are relevant to the proposed offering and have therefore disclosed such matters elsewhere in the prospectus, we do not believe they are “key aspects” of the offering that should be discussed in the Summary as noted in the Instruction to Item 503(a). We also note that we are not subject to potential conflicts of interest that are different from other companies with majority ownership by private equity funds. While we considered the need for additional disclosure based on our specific circumstances, we believe our approach of addressing these points in the Risk Factors and other sections of the Registration Statement is consistent with that of other similarly-situated companies.

21.	Please disclose that you intend to use $3.0 million of the offering proceeds to make a one-time payment to Lone Star Fund in consideration for the termination of the asset advisory agreement upon consummation of the offering. Revise to also disclose that you are a controlled company and that Lone Star Fund will continue to control a majority of the voting power of your outstanding common stock.

We note the Staff’s comment, and, in response thereto, respectfully submit that the intended use of $3.0 million of the offering proceeds to make a one-time payment to Lone Star Fund is prominently disclosed in the discussion of the use of proceeds in the “Offering” section of the Summary on page 7 of Amendment No. 1. The payment is also disclosed in footnote 3 to the Balance Sheet Data included in the Summary Historical Consolidated Financial and Operating Data included in the Summary on page 10 of

Amendment No. 1. We do not believe that this information is so material that it requires a third reference in the Summary. We also do not believe that the fact that we expect to be a controlled company following the completion of the offering is a “key aspect” of the offering that should be discussed in the Summary as noted in the Instruction to paragraph 503(a) of Item 503 of Regulation S-K. Instead, it is a common aspect of many initial public offerings of companies controlled by a private equity firm such as Lone Star Fund. Consistent with our approach in Comment 20, while we considered the need for an additional reference to the fact we will be a controlled company, we believe the Risk Factor disclosure addressing the point on pages 27-28 is consistent with the disclosure of other similarly-situated companies.

22.	Please disclose here the transaction bonus to be paid to Messrs. Mednansky and Pennison in connection with this offering.

We note the Staff’s comment, and, in response thereto, respectfully submit that we do not believe that the fact that Messrs. Mednansky and Pennison may receive a transaction bonus in connection with the offering is a “key aspect” of the transaction that should be discussed in the Summary as noted in the Instruction to paragraph 503(a) of Item 503 of Regulation S-K. We further note that, as described in response to Comment 47, the transaction bonus will be paid by our parent entity, the selling stockholder.

Risk Factors, page 13

23.	Please delete the statement on page 13 that “[t]he risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

In response to the Staff’s comment, we have deleted the referenced language as requested.

24.	Please revise to disclose and quantify in a separate risk factor the interests that some of your officers will receive in connection with this offering. We note your disclosure on pages 91-93.

In response to the Staff’s comment, we have included a new risk factor on page 27 of Amendment No. 1 as requested. We note however, as discussed in greater detail under the heading “Executive Compensation—Payments in Connection with the Offering—Transaction Bonus” beginning on page 89 of Amendment No. 1, that we cannot quantify the amount of the bonuses to be paid by the selling shareholder, if any, at this time because they will be based on the gross proceeds received by the Company in the offering. However, we intend to disclose the exact amounts in a subsequent amendment to the Registration Statement prior to commencement of the roadshow for the offering.

Changes in general economic conditions, page 13

25.	Please tell us whether your restaurants have performed better or worse in different geographic areas due to varying economic conditions. If applicable, revise the risk factor accordingly.

We note the Staff’s comment and, in response thereto, respectfully submit that the performance of our restaurants generally is not affected by regional or location-specific economic conditions. This is due in part to a meaningful portion of our sales (approximately 30% based on our internal research) being tied to business travel, convention attendance and other inbound customers. The performance trends we see are typically consistent at each location for a given restaurant concept. In addition, we do not have restaurants located in many of the areas of the United States that have been more severely affected by the recent economic downturn (e.g., Michigan and Florida), or that might be more susceptible to short-term fluctuations or local or regional economic conditions.

Our growth, including the development of the Grille, may strain, page 16

26.	Please revise to disclose the approximate costs for your expansion plans.

In response to the Staff’s comment, we have revised the referenced risk factor as requested to disclose the approximate costs for our expansion plans on page 15 of Amendment No. 1.

Negative guest experiences or negative publicity surrounding our restaurants, page 16

27.	Please revise to discuss, if appropriate, the risks that the Louisville, Kentucky and Orlando, Florida locations could subject you to litigation for failure to comply with food quality or preparation regulations, even if you are not legally liable.

In response to the Staff’s comment, we have revised the referenced risk factor on pages 16-17 of Amendment No. 1 as requested to clarify that, although we are not legally liable for acts or omissions of the operators of the Louisville, Kentucky or Orlando, Florida locations, because the restaurants use one of our brand names, we may be subject to litigation as a result of their failure to comply with applicable food quality or preparation regulations.

Increases in the prices of, and/or reductions in the availability of commodities, page 17

28.	Please revise to discuss the causes of rising beef prices in 2011.

In response to the Staff’s comment, we have revised the referenced risk factor on page 16 of Amendment No. 1 as requested to discuss the causes of rising beef prices in 2011.

29.	We note that beef prices rose significantly in 2011 but that your beef costs as a percentage of food costs remained relatively stable from 2010 compared to the 36 weeks ended September 6, 2011. Please state whether this was the result of your fixed price beef supply contracts or other contracts. Revise the sixth sentence of the paragraph to disclose the extent to which you have fixed price beef supply contracts for 2012 or beyond.

In response to the Staff’s comment, we have revised the referenced risk factor on page 16 of Amendment No. 1 as requested to clarify that we do not have any fixed price beef supply contracts and to clarify why we experienced slightly lower beef costs in 2011 as compared to the U.S. Department of Agriculture’s average weekly prices.

We depend upon frequent deliveries of food and other supplies, page 18

30.	We note that U.S. Foodservice supplies all of the beef for your restaurants. Please file the material agreement with U.S. Foodservice in an amendment to your registration statement or advise.

We note the Staff’s comment and, in response thereto, respectfully submit that we do not believe our agreement with U.S. Foodservice is a material agreement required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) of Regulation S-K requires that a registrant file “every contract not made in the ordinary course of business which is material to the registrant …” Our agreement with U.S. Foodservice is an ordinary course contract because it is a supply contract for one of our ingredients. Item 601(b)(10)(ii) provides that an issuer must file an ordinary course contract if it relates to one of the enumerated descriptions:

•	Subpart (A) covers contracts with related parties. We do not have any affiliation with U.S. Foodservice.

•

Subpart (B) covers contracts upon which the registrant’s business “is substantially dependent, as in the case of continuing contracts to … purchase the major part of [the] registrant’s requirements of goods, services or raw materials …” We are not dependent on our agreement with U.S. Foodservice generally or as it relates to the supply of beef. We could easily find another supplier of beef that met our quality standards on substantially similar terms on short notice if our relationship with U.S. Foodservice becomes untenable, if we decided we no longer wanted to do business with U.S. Foodservice or if U.S. Foodservice raised prices or decided to stop supplying beef to us or more generally. In addition, although we operate three restaurant concepts with menus that focus in large part on steak, beef is not the “major part of our requirements of goods or raw materials.”

•

Subpart (C) covers contracts for the acquisition or sale of property, plant or equipment for consideration in excess of 15% of the registrant’s fixed assets on a consolidated basis. The U.S. Foodservice agreement is not a contract for the acquisition of property, plant or equipment.

•	Subpart (D) covers leases. The agreement with U.S. Foodservice is not a lease.

Based on the foregoing, we do not believe our agreement with U.S. Foodservice constitutes a material contract as defined by Item 601(b)(10) of Regulation S-K, and therefore is not required to be filed as an exhibit to the Registration Statement.

The terms of our credit facility impose operating and financial restrictions on us, page 23

31.	Please revise to disclose the debt covenants for your new credit facility including your current ratios with respect to the covenants.

In response to the Staff’s comment, we have revised the referenced risk factor as requested to disclose the debt covenants in our credit facility, including the current ratio, on page 23 of Amendment No. 1. We have also included the requested information on page 54 of Amendment No. 1.

Use of Proceeds, page 34

32.	Please file your asset advisory agreement as an exhibit to your next amendment. Additionally, please file all agreements related to the termination fee.

In response to the Staff’s comment, we have filed the asset advisory agreement as requested as Exhibit 10.28 to Amendment No. 1. We will file any agreements related to the termination fee as exhibits to future amendments to the Registration Statement once any such agreements are finalized.

33.	Please disclose the balance outstanding under your credit facility as of a more recently practicable date.

In response to the Staff’s comment, we have disclosed the balance outstanding under our credit facility as of a more recently practicable date as requested on page 36 of Amendment No. 1.

34.	We note from the disclosure included on page 34 that the Company intends to use $3.0 million of the offering proceeds to make a one-time payment to Lone Star Fund, an affiliate of your principal shareholder, in consideration for the termination of the asset advisory agreement upon consummation of the offering. As this payment appears to be analogous to a dividend and is being paid from the offering proceeds, please reflect this planned payment (but not the related offering proceeds) in the pro forma balance sheet that is being presented alongside your historical balance sheet as of the latest period presented. Pro forma earnings per share should also be presented for the latest fiscal year and subsequent interim period presented giving effect to the number of shares whose proceeds would be required to fund the payment. Refer to the guidance outlined in SAB Topic 1:B:3.

In response to the Staff’s comment, once the estimated offering proceeds to us are determinable, we will include the planned termination fee payment as requested in a future filing of the Registration Statement. The termination fee will be included in the pro forma balance sheet that we will present alongside our historical balance sheet as of the latest period presented.

We do not, however, believe that presentation of pro forma earnings per share is required pursuant to the guidance outlined in SAB Topic 1:B:3. We acknowledge that SAB Topic 1:B:3 provides that dividends declared by a subsidiary subsequent to the applicable balance sheet date should be reflected in a pro forma balance sheet and that when the dividends are to be paid from the proceeds of an offering, the Staff believes it is appropriate to include pro forma per share data. However, Section 3420.2 of the Staff’s Financial Reporting Manual discusses SAB Topic 1:B:3 in the context of distributions to promoters/owners at or prior to closing on an IPO. As contemplated by Section 3420.2, because, as described below, the distribution does not exceed our earnings for the most recent twelve months, we do not believe SAB Topic 1:B:3 applies in this instance.

Specifically, Section 3420.2 of the Staff’s Financial Reporting Manual provides in part that that (emphasis added):

If a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. For purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.

Our earnings for the fiscal year ended December 27, 2011 were $9.1 million and the proposed payment is $3.0 million. As a result, we do not believe that SAB Topic 1:B:3 applies to our expected payment.

Management Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 49

35.	We note that for certain of the expenses analyzed in this section such as costs of sales and restaurant operating expenses, changes from period to period are attributed to more than one factor. To the extent changes can be attributed to more than one factor, please revise to quantify the change attributable to each responsible factor and provide an explanation as to the reasons. Please refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, we have revised our disclosure with respect to expenses or other general categories analyzed in our “Results of Operations” discussion such as Costs of Sales, Restaurant Operating Expenses, Marketing and Advertising Costs and General and Administrative Expenses as requested to, where relevant and material, quantify the changes attributable to each responsible factor affecting such expenses or other category and include an explanation.

Contractual Obligations, page 58

36.	We note that the amounts of your contractual obligations for operating leases as of December 28, 2010 as reflected in the table on page 58 do not agree to the amounts disclosed in Note 5 to your financial statements. Please reconcile and revise these disclosures.

We note the Staff’s comment and, in response thereto, submit that, because the Registration Statement now includes financial information for the 2011 fiscal year, the contractual obligations table has been updated to reflect the necessary information as of December 27, 2011, the last day of the 2011 fiscal year. Our financial statements now include the audit of fiscal year 2011 in lieu of the unaudited financial statements as of the 36-week period ended September 6, 2011 to which your comment relates. We have, however, confirmed that the information regarding operating leases in both the updated contractual obligations table on page 54 of Amendment No. 1 and Note 5 to our financial statements for the fiscal year ended December 27, 2011 on page F-17 of Amendment No. 1 is consistent.

Business, page 64

Our Company, page 64

37.	We note your presentation of the non-GAAP measure adjusted EBITDA in the second paragraph on page 64. Please revise to present more prominent disclosure of the most comparable GAAP measure, net earnings, here and elsewhere in the registration statement where adjusted EBITDA is discussed. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

In response to the Staff’s comment, we have revised the referenced disclosure on page 60 of Amendment No. 1 and all other references to adjusted EBITDA in the Registration Statement as requested to present net income, the most comparable GAAP measure, more prominently.

High Quality Menu Offerings with an Unmatched Social Experience, page 66

38.	Please revise to explain your “swarming service.”

In response to the Staff’s comment, we have revised the disclosure on page 1 of Amendment No. 1 as requested to explain what is meant by our “swarming service” (the first reference to the concept).

Our Growth Strategy, page 67 Pursue Disciplined New Unit Expansion, page 67

39.	We note the statement “complementary market positioning and ability to coexist in the same markets coupled with our flexible unit models.” Please revise to explain what you mean by “complementary market positioning” and “flexible unit models.”

In response to the Staff’s comment, we have revised the noted disclosure on page 63 of Amendment No. 1 as requested to explain what is meant by “complementary market positioning” and to rephrase “flexible unit models.”

40.	You state that you “believe [y]our concepts have the potential for expansion in select international markets.” Disclose whether you plan to expand through franchising, licensing, or company-owned restaurants. If available, discuss the costs of such expansion and the risks particular to any regions. State the status of your international expansion plans.

In response to the Staff’s comment, we have revised the referenced disclosure on page 63 of Amendment No. 1 as requested to clarify that we have no current intention to expand into international markets and, to the extent we do develop any such plans, it could be through franchising, licensing, Company-owned restaurants or any combination of the foregoing.

41.	Please revise to state a basis for your belief that “the Grille is particularly attractive to upscale hotels outside the United States.”

In response to the Staff’s comment, we have deleted the referenced disclosure as requested.

Grow Our Existing Restaurant Sales, page 67

42.	Please revise to explain how you “have capitalized on increased business travel and corporate spending.”

In response to the Staff’s comment, we have deleted the referenced disclosure as requested.

Further Grow Our Private Dining Business, page 67

43.	Please provide a basis for your statement regarding “guest loyalty.”

In response to the Staff’s comment, we have deleted the referenced disclosure as requested.

Properties, page 69

44.	Please disclose whether the lease agreements may be terminated earlier than the expiration dates. Also disclose whether any of your leases will be up for renewal in the next 12 months.

In response to the Staff’s comment, we have revised the disclosure on pages 65-66 of Amendment No. 1 regarding our lease arrangements as requested to clarify that none of our restaurant leases can be terminated by the landlord earlier than the expiration date, other than as is customary in the context of a breach or default under the applicable lease. We have also revised this disclosure to reference the three restaurant leases that will be up for renewal in the next 12 months and that we have an option to renew such leases.

Executive Compensation, page 83

Non-Equity Incentive Compensation, page 84

45.	Please include qualitative and quantitative disclosure regarding the determination of “various financial performance metrics.” Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific target, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target.

In response to the Staff’s comment, we have updated the non-equity incentive compensation disclosure beginning on page 81 of Amendment No. 1 as requested to include the specific financial performance metrics for 2011 and related qualitative and quantitative disclosure.

Severance and Change of Control Arrangements, page 86

46.	We note from the disclosure in the first paragraph on page 87 that in connection with Mr. Howie surrendering his Class B and Class C interests in Wagon in connection with the termination of his employment, Mr. Howie received $356,294. Please tell us and revise the notes to your financial statements to explain how this transaction was accounted for in your financial statements.

We note the Staff’s comment and, in response thereto, respectfully submit that there were two separate transactions. Before and after the purchase of Mr. Howie’s Class B and Class C interests in LSF5 Wagon Holdings, LLC, our parent entity and the selling stockholder (“Wagon”), Wagon was the 100% owner of the Company. The Class B interests were fully-vested at the time of purchase by Mr. Howie and the Class C interests vested over time. All repurchased interests were fully vested at the date of repurchase, and therefore, no expense was recorded in conjunction with the transaction as the compensation expense had been recorded as the Class C shares vested. We distributed $356,294 to Wagon as an equity distribution to our parent. Wagon then used the funds to purchase Mr. Howie’s Class B and Class C interests. The distribution was recorded in the third fiscal quarter of 2011 and is reflected on the Statement of Changes in Member’s Equity. We have included the disclosure as requested in Note 4 to our financial statements for the fiscal year ended December 27, 2011 on page F-16 of Amendment No. 1.

Transaction Bonus, page 91

47.	We note the disclosure on page 91 indicating that Mr. Mednansky may receive a transaction bonus from a bonus pool in connection with this or another firm commitment underwritten public offering resulting in at least $30,000,000 of gross proceeds to you, a qualified secondary public offering, any sale, transfer or exchange of all or substantially all of the assets of the Company or in connection with a disposition of the majority of the equity interests currently held in the Company, provided that he is employed by CCH on the date of the applicable transaction is consummated, or the Transaction Date. We also note from the disclosure in the second paragraph on page 93 that Mr. Pennison is entitled to a similar bonus arrangement. Please tell us and revise MD&A to disclose the amount of the transaction bonus that Mr. Mednansky and Mr. Pennison will receive in connection with your planned public offering and disclose the planned accounting treatment for these bonus payments in your consolidated financial statements.

We note the Staff’s comment and, in response thereto, respectfully submit that, because no bonus agreement payments have been made and there is no current obligation to make any bonus payments, the appropriate accounting treatment will be determined and disclosed when, and if, the transaction bonuses are incurred. It is our expectation that because the bonus agreements are between each of Mr. Mednansky and Mr. Pennison and Wagon, our parent entity and the selling stockholder, any amounts due under these agreements will be paid directly by Wagon to Mr. Mednansky and Mr. Pennison. While these amounts, if any, will not represent a cash outflow of the Company, the Company will record an expense for any payments made on behalf of the Company by Wagon when the cash is payable. We note however, that we have revised the disclosure in Amendment No. 1 discussing these bonuses on pages 27 and 89-91 to clarify that any such payments would be the obligation of Wagon rather than the Company.

Consolidated Statements of Cash Flows, page F-6

48.	We note the presentation in the statement of cash flows of deemed landlord financing proceeds (in the form of tenant improvement allowances) in the 2010 statement of cash flows in the amount of $1,601. Please tell us and explain in the notes to the financial statements the nature and terms of this non-cash transaction. As part of your response, please also explain why this amount is reflected as an operating cash flow in the statement of cash flows.

We note the Staff’s comment and, in response thereto, respectfully submit that we received cash payments of $1,601 and $241 in in 2010 and 2011, respectively, as incentives to enter into operating lease agreements. In accordance with ASC 840-20-25-6, these incentive payments have been recorded as deferred rent obligations on the balance sheet and are being amortized over the term of the respective operating leases. We deemed it appropriate to include the cash payments as operating cash flows because the associated liability is reflected in “Other liabilities” and the amortization is recognized as a reduction to rent expense. These amounts are primarily comprised of cash payments, and the non-cash component of the total is immaterial. As the amounts were not recorded as income initially, we will move them to be presented under the caption “Changes in operating assets and liabilities” rather than “Adjustments to reconcile net income to net cash provided by (used in) operating activities.” Therefore, in response to the Staff’s comment, we have updated the Consolidated Statements of Cash Flow on page F-6 of Amendment No. 1 to reflect these amounts as “Changes in operating assets and liabilities”.

Summary of Significant Accounting Policies Segment Reporting, page F-13

49.	We note from the disclosure included in Note 2 that due primarily to similar economic characteristics, including similar long-term average margins as well as a single type of product, distribution system, and similar customers, the Company reports the operations of its Del Frisco’s, Sullivan’s and Del Frisco’s Grille reporting units on an aggregated basis and does not separately report segment information. However, based on the discussion included in the Business section of the registration statement beginning on page 64, it appears that the Del Frisco’s Double Eagle Steak House operations provide a more premium dining experience to its customers as indicated by the average check at such operations of $98 during 2011 as compared to $58 for Sullivan’s Steakhouse and $45 to $55 for Del Frisco’s Grille. Given the more premium nature of the dining experience provided at the Del Frisco’s Double Eagle Steak House operations as evidenced by the higher average guest checks during 2011, please explain in further detail why you believe that the operations of Del Frisco’s Double Eagle Steak House operations are economically similar to those of the Sullivan’s Steakhouse and Del Frisco’s Grill operations and can therefore be aggregated for segment reporting purposes pursuant to the guidance in ASC 280-10-50-11. As part of your response, please also tell us the average margins that have been generated by each of these three types of operations during the periods presented in your financial statements.

We note the Staff’s comment and, in response thereto, respectfully submit that we believe that it is appropriate to report the operations of our Del Frisco’s, Sullivan’s, and Grille reporting units on an aggregated basis due to their similar economic characteristics, as defined in ASC 280-10-50-11. As detailed in Note 2 to our financial statements, the concepts operate within the full-service dining industry and provide similar products to similar customers. Each concept also possesses similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales and we do not rely on any major customers as a source of revenue.

Additionally, ASC 280 states that, to the extent segments have similar economic characteristics, they should have, among other things, similar long-term average gross margins. In assessing whether long-term average gross margins of reporting units are sufficiently similar, companies should look to past and present performance as indicators that segments are expected to have the same future prospects. As reflected in the table below, the gross margins for our Del Frisco’s and Sullivan’s reporting units for the 2009, 2010, and 2011 fiscal years are similar.

	Fiscal Year Ended December 29, 2009	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 27, 2011
Del Frisco’s	69.3%	70.0%	69.2%

Sullivan’s	69.5%	69.5%	69.8%

In addition, although the Grille reporting unit has not been operating for a complete fiscal year, we anticipate that its gross margins will be between 69% and 70%. Because the gross margins or anticipated gross margins, as applicable, for our three reporting units are substantially similar, we believe the segments have similar economic characteristics as contemplated by ASC 280.

We note the Staff’s comment regarding average checks and, in response thereto, respectfully submit that the average check or targeted average check, as applicable, of each concept is driven in part by the menu mix and products offered. While our Del Frisco’s concept has a much higher average check, the underlying costs of sales for its offerings, such as the USDA Prime steak and high-end wines, are also typically much higher than those at Sullivan’s and the Grille, ultimately resulting in similar gross margins.

Note 4. Related Party Transactions, page F-15

50.	We note that upon the successful completion of the anticipated IPO, the Fund will continue to own a majority of your outstanding shares and accordingly, will continue to control you. Please revise MD&A and the notes to your audited financial statements to indicate the percentage ownership interest that the Fund will hold following completion of the offering and disclose its ability to exercise significant influence or control over your operations. Refer to the requirements of ASC 850-10-50-1.

In response to the Staff’s comment, we have revised the disclosure in the MD&A on pages 46 of Amendment No. 1 as requested to indicate that it is expected that Lone Star Fund will hold at least a majority of our outstanding equity following completion of the offering, and to disclose its ability to exercise significant influence or control over our operations. We note however, that the exact percentage of Lone Star Fund’s ownership interest following completion of the offering is not determinable at this time because it will be based on the allocation of shares being sold between the primary and secondary components in the offering, which has not yet been determined. However, we intend to disclose the expected percentage in the Registration Statement before commencement of the roadshow for the offering once this allocation is determined.

In response to the Staff’s request that we disclose this information in our consolidated financial statements, we respectfully submit that comparable disclosure was included in Note 15 to our financial statements included in the initial filing of the Registration Statement on page F-27 and is included in Note 15 to our financial statements for the fiscal year ended December 27, 2011 on page F-26 of Amendment No. 1.

51.	We note the disclosure in the first paragraph on page F-16 indicating that during 2011, you recorded a $795 long-term liability for former employees health care costs with an offset to members equity in the form of a $477 net of tax deemed distribution. We also note from your disclosure that this liability should have been recorded at the date of the Acquisition but prior year’s financial statements were not restated as the impact of the issue was immaterial to previously reported results for any individual prior year and 2011. Please tell us in further detail the specific nature of the liability that was recognized during 2011 and explain why the offset to this liability was recognized as a deemed distribution in the Company’s financial statements. Also, please explain in further detail what facts or circumstances resulted in this liability not being recognized until 2011 when your disclosure indicates that this liability should have been recognized in connection with the Acquisition which occurred in 2006. We may have further comment upon review of your response.

Prior to the Acquisition, LSSI operated a number of restaurant concepts through various subsidiaries, including Del Frisco’s, Sullivan’s, Texas Land & Cattle and Lone Star Steakhouse & Saloon. In addition, several subsidiaries of LSSI provided certain operational and management services to all of LSSI’s restaurant concepts. Prior to the Acquisition, LSSI had arrangements with four of its officers to provide lifetime medical benefits to the officers and their families, including health insurance and reimbursement of out of pocket expenses, deductibles and non-insured health and medical costs.

In the Acquisition, Wagon, our sole equityholder, acquired all of the outstanding equity of LSSI, including all of its liabilities, which included the obligation to provide the medical benefits described above. Also, in connection with the Acquisition, LSSI transferred the outstanding equity of certain of its subsidiaries to affiliate companies of Lone Star Fund, including those that operated the Texas Land & Cattle and Lone Star Steakhouse & Saloon restaurant concepts and the subsidiaries that provide the operational and management services to all of the restaurant concepts (these subsidiaries, along with the affiliate companies, are referred to in the Registration Statement as the “Casual Dining Companies”).

Following the Acquisition, management went through a purchase price allocation process to assign assets and liabilities to either us or the Casual Dining Companies based on the substance of the underlying right or obligation and the group of entities to which the asset or liability primarily related. During this process, management determined that the liability associated with the provision of the medical benefits was a liability of the Casual Dining Companies, and therefore allocated the liability to the Casual Dining Companies.

However, in 2011, after further review of the issue, we determined that LSSI, a subsidiary of the Company, was the entity legally obligated to provide these benefits, not the Casual Dining Companies. Therefore, the liability needed to be recognized on the Company’s financial statements and derecognized from the financial statements of the Casual Dining Companies. We determined that the transfer of the liability between entities should be a change in Wagon’s net investment in the Company and not an adjustment to goodwill as the liability that needed to be recognized by the Company did not change the net assets of the combined companies at the Acquisition, which was the basis for the goodwill allocation between the companies, Therefore, it should be an equity transaction as Wagon’s investment was equal to the net assets of the Company at Acquisition.

We also evaluated whether or not the liability should have been on our financial statements following the Acquisition prior to the transfer in the third quarter of 2011, and if so, whether or not that error was material. We determined that, while the liability should have been recorded in conjunction with the initial purchase price allocation accounting, the entry to move this liability should be recorded as an adjustment in the current year (2011) because the entry is not material to the overall presentation to prior periods. The entry is not material because (1) the total liability represents less than 0.5% of our total non-current liabilities in any balance sheet presented; (2) the results of this entry do not impact the results of any covenant calculations under our credit facility; and (3) the results of this entry would not impact the economic decisions of the users of the financial statements because it does not impact areas of focus of the users of our financial statements, including operating income, EBITDA, working capital, or our debt leverage ratio.

Long-Term Incentive Equity Compensation, page F-16

52.	We note from the disclosure included in Note 4 that a portion of the Class C interests vest 12.5% annually in each of five years if performance targets for the year are achieved by December 31 of such year but if the targets for a year are not achieved, the portion for that year is forfeited and not eligible to vest at a later date. We also note that these awards are being accounted for as variable awards which are revalued at the end of each reporting period until such interests are either vested or forfeited. We further note that those Class C interests that have not been previously forfeited become fully vested if there is a change in control of ownership of the Company or Holdings and the 12.5% Class C interests vested during 2008, 2009 and 2010. With regards to these Class C interests, please address the following:

•	Please tell us and revise Note 4 to clarify whether the Company’s planned public offering will result in the accelerated vesting of the 12.5% Class C interests that are outstanding. If so, please revise Note 4 and MD&A to disclose the amount of expense that will be recognized in the Company’s financial statements as a result of the accelerated vesting of these interests.

•	Your disclosure in Note 4 indicates an independent appraisal was conducted to value the Class B and C interests at the date of grant. However, as the Class C interests are being accounted for as variable awards which are revalued at the end of each reporting period, please tell us and revise Note 4 to explain how these interests have been revalued at the end of each reporting period since the date of grant. Your revised disclosure should explain both the method and significant assumptions that have been used to value such interests subsequent to the date of grant and should indicate whether the valuation of the stock based compensation grants was prepared by an unrelated valuation specialist and if so, indicate the fair value determined by that valuation. Alternatively, if an independent valuation specialist was not used, please disclose the reasons management chose not to obtain a valuation by an unrelated valuation specialist.

•	To the extent that the value of the Class C interests as of the end of 2011 is significantly different than the expected public offering price for the Company’s common shares, please discuss in MD&A each significant factor contributing to the difference between the fair value of the Class C interests and the expected public offering price.

We note the Staff’s comment and, in response thereto, respectfully submit the following, ordered to correspond to each bullet in your comment:

•	The final tranche of the Class C interests held by the one officer who is still employed by the Company vested on December 31, 2011 when the applicable performance targets were achieved. Therefore, because all Class C interests are fully vested, no accelerated vesting will result from our planned public offering. However, we have included additional disclosure in Note 4 to our consolidated financial statements for the fiscal year ended December 27, 2011 on page F-16 of Amendment No. 1 to clarify that all Class C interests have vested.

•	As noted in Note 4, the Board relied in part on the valuation of an unrelated, independent valuation specialist for the initial valuation at the grant date in April 2007. The same unrelated, independent valuation specialist also prepared a valuation of the Class C interest as of December 30, 2008. The 2008 valuation, which was used for calculating the 2008 variable Class C interest vesting, was calculated using the option value method based on a risk-free interest rate of 0.62%, an expected life of approximately 1.75 years and an expected volatility of 34%. This resulted in a Class C interest valuation of $93,888 before the application of a marketability discount and $71,955 after the application of a marketability discount (based on the use of the Finnerty method, which provides a method of estimating the impact of a restriction on marketability on stock price for periods of up to two years). This valuation represented a significant reduction from the initial valuation of approximately $2.2 million as of the grant date. The underlying assumptions that were used to estimate the value of the Class C interests in the December 2008 valuation were deemed consistent as of December 2009 and December 2010, and as such, the Company elected to continue to use the December 2008 valuation for the additional variable award vesting in 2009, 2010 and 2011 and the related compensation expense. Of the three initial holders of Class C interests, only one remained an employee of the Company as of the end of 2011.

•	As noted in Note 4, the Class C interests only have value after the Class A and B interests receive payment in full of an amount equal to the initial investment plus the stated rate of return of 12% on such invested amounts, and the Class C valuation utilized does not correlate to a public offering price per share. Utilizing what we believe to be a reasonable range for the expected enterprise valuation of the public offering, and after the preferences with respect to the Class A and Class B interests are paid, we do not believe there will be any amounts left requiring any payment in respect of the Class C interests. In addition, Mr. Mednansky is the only remaining Class C holder still employed by the Company, and under the terms of his transaction bonus agreement described on pages 89-91 of Amendment No. 1, the value of Mr. Mednansky’s Class C interests will be reduced by any transaction bonus payable to Mr. Mednansky. Therefore, because it is expected that Mr. Mednansky will receive a transaction bonus in connection with this offering and independent of the payment of the Class A and Class B preferences, the Class C Interests are not expected to have any value.

53.	Refer to the guidance in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-company Equity Securities Issued as Compensation.”

We note the Staff’s comment and, in response thereto, respectfully submit that the Company did not grant any equity within the 12 months preceding the date of the most recent balance sheet included in Amendment No. 1. As noted in response to Comment 52, no equity instruments have been granted since April 2007. Additionally, as disclosed in Note 4 to our consolidated financial statements for the fiscal year ended December 27, 2011, the Class C interests represent a 7% residual equity participation only after the Class A and Class B preferences have been paid in full. All other information recommended for disclosure in paragraphs 179 – 182 of the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-company Equity Securities Issued as Compensation,” such as the number of shares and exercise price, are not applicable.

54.	We note from the disclosure included in Note 4 that the estimated fair value of the Class C interests was calculated based on the estimated market value of the Company with discounts applied that related to marketability, restrictions on the transfer of the Class C interests, and the preferences of the Class A and Class B interests. Please tell us and revise Note 4 to disclose the discounts related to marketability and transfer restrictions that were applied in valuing the Class C interests. Please note that absent substantive long-term restrictions on the ability to sell or transfer the interests, we do not believe that the use of discounts in excess of 10% to 15% is appropriate for use in valuing stock-based compensation grants. Also, please revise Note 4 to disclose how the Company determined the risk-free interest rate, expected term and volatility assumptions that were used to value these stock-based compensation grants.

We note the Staff’s comment and, in response thereto, respectfully submit that the December 2008 valuation referenced in response to Comment 52 was calculated using the option value method based on a risk-free interest rate of 0.62%, an expected life of approximately 1.75 years and an expected volatility of 34%. This resulted in a Class C interest valuation of $93,888 before the application of a marketability discount and $71,955 after the application of a marketability discount, implying an approximate 23% discount to the valuation. The valuation specialist used the Finnerty method which provides a method of estimating the impact of a restriction on marketability on stock price for periods of up to two years. In response to the Staff’s comment, we have revised our disclosure in Note 4 on page F-16 of Amendment No. 1 as requested to disclose how the unrelated valuation specialist determined the risk-free interest rate, the expected term and the volatility assumptions that were used in the valuation.

55.	In a related matter, please explain how you calculated or determined the $171,000, $170,000 and $170,000 of compensation expense recognized during 2008, 2009 and 2010 in connection with the stock-based compensation grants.

We note the Staff’s comment and, in response thereto, respectfully submit that the stock-based compensation recognized during the noted periods, as well as during fiscal year 2011, which is covered by the consolidated financial statements included in Amendment No. 1, relate solely to the Class C interests referenced in Comment 52. Currently there are no other stock-based compensation plans or arrangements. The compensation expense recognized is related to the two components of the vesting of the Class C interests, namely: (i) the Class C interests that vest 7.5% annually over five years if the holder is employed by the Company as of December 31 of each year and (ii) the Class C interests that vest 12.5% annually over five years if performance targets for each year are achieved as of December 31 of such year. The annual compensation expense related to the 7.5% piece is based upon the independent valuation of Class C interests calculated as of April 30, 2007, the date of grant. This component of the expense represented approximately $162,000 of the expense for 2008, 2009 and 2010. The annual compensation expense related to the 12.5% performance-based piece relied upon the December 30, 2008 valuation. Due to the reasons outlined in response to Comment 52, additional valuations were not performed in 2009, 2010 and 2011. Therefore, the compensation expense associated with this variable component utilized the 2008 valuation for each year and represented approximately $9,000 in expense for 2008 and $8,000 for each of 2009 and 2010.

56.	In addition, please revise Note 4 to include all of the disclosures required by ASC 718-10-50 with respect to the Class B and Class C interests issued to the Company’s employees, as applicable.

We note the Staff’s comment and, in response thereto, respectfully submit that we have expanded the disclosure included in Note 4 to our consolidated financial statements for the fiscal year ended December 27, 2011 as discussed in response to Comments 53 and 54 to address, among other things, the relevant disclosures required by ASC 718-10-50. Additionally, as disclosed in Note 4, the Class C interests represent a 7% residual equity participation only after the preferences payable in respect of the Class A and Class B interests have been paid in full. The other disclosures required by ASC 718-10-50, such as the weighted-average exercise price and the number of options or shares granted and exercised, are not applicable to the Class C interests.

Note 5. Leases

57.	We note the disclosure included in Note 5 indicating that during 2011, the Company determined that straight-line rent on certain leases was recorded inconsistently and corrected the deferred rent liability account resulting in a noncash cumulative adjustment to record additional rent expense of $430 in the first fiscal quarter of 2011 relating to prior years. We also note that prior years were not restated as the impact of these issues was immaterial to the previously reported results for any individual prior year and 2011. As the additional rent expenses recognized during 2011 represented approximately 17% of the Company’s pretax earnings for the thirty six weeks ended September 6, 2011 and 26% of the Company’s net earnings for this period, please provide us with your detailed materiality analysis with respect to this adjustment on both prior periods and the current fiscal year. Your response should also explain both the quantitative and qualitative factors that considered by management in determining that this adjustment was not material to the Company’s financial statements for any of the periods presented. We may have further comment upon review of your response.

We note the Staff’s comment and, in response thereto, respectfully submit that, as disclosed in Note 5 to our consolidated financial statements included in the Registration Statement, in the first quarter of 2011 we determined that straight-line rent expense on certain leases was recorded inconsistently and, as a result, we corrected the deferred rent liability account resulting in a non-cash $430,000 cumulative adjustment in 2011 to record additional rent relating to prior fiscal years.

In assessing which years the adjustment related to, the Company determined that approximately $85,000 was related to fiscal 2008, $162,000 was related to fiscal 2009 and $183,000 was related to fiscal 2010. The adjustment did not impact historical cash flows as it is a non-cash correction and will not impact the timing of future payments under the related leases. Prior years’ financial statements were not restated because management determined, after considering both the quantitative and qualitative impacts as outlined in the Commission’s Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), that the impact of these issues was immaterial to previously reported results for any individual prior year and 2011.

Management evaluated the quantitative impact of this adjustment by determining its relative impact on earnings in each of the impacted fiscal years and its impact on total liabilities at the end of each fiscal year presented. Variances identified relating to prior fiscal years represented 0.7%, 1.2% and 2.1% of the Company’s pretax earnings for fiscal

2008, 2009 and 2010, respectively. On a cumulative basis, correcting this error in 2010 and 2009 would have decreased pre-tax income by 1.8% and 4.9%, respectively. Had the additional liability been recorded in prior years, the impact would have been less than 0.2% of total non-current liabilities reflected on the balance sheets presented for 2009 and 2010. The total cumulative adjustment to deferred rent liability represents 0.1% and 0.4% of non-current liabilities, and 0.12% and 0.3% of total liabilities at the end of fiscal 2009 and 2010, respectively. Management does not believe that any of these relative impacts are material to the users of the Company’s financial statements, as each year’s impact is less than 5% of pretax earnings, net earnings, non-current liabilities and total liabilities.

We evaluated the impact on an annual basis for 2011 in lieu of the 36 week period due to the significant seasonality of our operating results. We believe this approach is consistent with ASC 270-10-45-27 which states, “in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” The amount of the correction recorded in 2011 represents 3.3% of the Company’s fiscal 2011 pretax earnings. The total cumulative adjustment to deferred rent liability represents 0.4% of non-current liabilities and 0.3% of total liabilities at the end of fiscal 2011. Management does not believe that any of these relative impacts are material to the users of the Company’s financial statements, as each year’s impact is less than 5% of pretax earnings, net earnings, non-current liabilities and total liabilities.

Management also considered the qualitative impacts of this non-cash adjustment in assessing its materiality, including the qualitative factors discussed in SAB 99. Specifically, management determined that the results of this entry do not negatively impact the results of any debt covenant calculations for fiscal 2008, 2009, 2010 and 2011. Further, the effect of the adjustments does not impact any overall trend in any of the fiscal years impacted, including trends in profitability, such as a misstatement that reverses a downward trend of earnings or changes a loss into income. Finally, the effect of the adjustment does not impact or have an effect of increasing management’s compensation in any of the presented years, nor does it conceal an unlawful act.

Note 6. Income Taxes, page F-18

58.	We note from the Company’s reconciliation of its statutory tax rate for 2010 to its effective tax rate for this period that “other items” impacted the Company’s effective tax rate for 2010 by approximately $2.1 million or 23%. Please tell us and revise Note 6 to explain in further detail the nature and amounts of the items that are included in “other net” in the Company’s tax rate reconciliation for 2010.

In response to the Staff’s comment, we have updated the disclosure in Note 6 on page F-18 of Amendment No. 1 as requested to further explain the nature and the amounts of the items that are included in “other net” in our tax rate reconciliation for 2010.

Note 11. Litigation, page F-23

59.	We note from the disclosure included in Note 11 that as a result of a settlement with the dissenting shareholders in connection with the Acquisition transaction during 2009, the Company increased its carrying value of goodwill by $1,583 to reflect the increase in the per share amount paid in the settlement. We also note that the Company reversed certain interest expense accrued prior to the settlement resulting in a reduction to interest expense of $1,180. As the settlement with the dissenting shareholders occurred several years after the completion of the acquisition transaction which occurred in December 2006 and appears to relate to litigation, please explain in further detail why you believe it was appropriate to account for the consideration paid as a result of the settlement as an adjustment to goodwill rather than as an expense in the Company’s financial statements. In a related matter, please explain in further detail why the Company recognized a reduction to interest expense of $1,180 for interest accrued prior to the settlement. We may have further comment upon review of your response.

In connection with the Acquisition, certain former shareholders of LSSI exercised their dissenters’ rights under Delaware law and chose not to accept the $27.35 per share agreed to in the Acquisition. We reached a settlement with these dissenting shareholders in June 2009 for an amount equal to $28.75 per share before the Court completed its appraisal, resulting in approximately $1.5 million of additional purchase price consideration. The settlement also specifically waived any payment of interest that may have been owed under Delaware law.

We believe that the settlement demonstrates a clear and direct link to the purchase price in the Acquisition, and therefore the settlement may be more appropriately accounted for as an adjustment to the purchase price rather than as an expense. We believe this approach is the correct treatment because the litigation was focused only on the fair value of the stock. The lawsuit was not in any way related to a breach of fiduciary duty on the part of the LSSI board of directors or any other matters in respect of the transaction document. We do not consider the timing of the settlement to be an issue because the situation is similar to additional consideration paid based on an earn-out or similar contractual provision, which could occur several years or more from the date of an acquisition.

Regarding the basis for why the Company recognized a reduction to interest expense of $1,180 for interest accrued prior to the settlement, we respectfully submit that, prior to the settlement, the Company started accruing interest expense in 2008 as the dissenting shareholders had not yet been paid any of the purchase price and Delaware law provided for the payment of interest in certain circumstances. When the settlement was reached in 2009 and did not provide for any interest payments, the Company reversed the $1,180 in interest expense that it had recognized in 2008.

Other

60.	We note from the discussion on pages 8 and 30 of the registration statement that you plan to grant options in connection with this offering, and in the future expect to issue options, restricted stock and other forms of stock-based compensation. Please tell us and revise MD&A and the notes to the company’s financial statements to disclose the number and expected terms of the options that the company plans to issue prior to or in connection with its planned public offering. Also, please explain how you plan to value the stock based compensation grants that it intends to issue in connection with your planned public offering.

In response to the Staff’s comment, we have added disclosure to the MD&A and to Note 15 to our financial statements for the fiscal year ended December 27, 2011 on pages 55 and F-26, respectively, of Amendment No. 1 as requested to disclose the number and expected terms of the options, to the extent known, that we intend to issue in connection with the contemplated offering and how we intend to value the stock based compensation grants issued in connection with the contemplated offering. We intend to disclose the exact number of options to be granted in the Registration Statement prior to its effectiveness once the number has been determined.

61.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

In response to the Staff’s comment, we have updated our financial statements in Amendment No. 1 as requested to comply with Rule 3-12 of Regulation S-X and will continue to do so in future amendments to the extent required until the effective date of the Registration Statement.

62.	Please provide currently dated consents from the independent registered public accountants in any future amendments to the registration statement.

In response to the Staff’s comment, we have filed a currently dated consent from our independent registered public accounting firm as Exhibit 23.1 to Amendment No. 1 as requested and will file currently dated consents with any future amendment to the extent required.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (817) 601-4606.

Sincerely,

/s/ Thomas J. Pennison, Jr.

Thomas J. Pennison, Jr.
Chief Financial Officer

cc:	Jeffrey A. Chapman

Peter W. Wardle

Colin J. Diamond